Exhibit 99.1

SciSparc Granted European Patent for its Core Technology

The receipt of the patent confirms the innovation and uniqueness of the Company’s technologies and strengthens its position as a leader in the cannabis space

TEL AVIV, Israel, Oct. 03, 2023 (GLOBE NEWSWIRE) --  SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today that The European Patent Office has granted it a new patent - European Application No. 16786064.2, title: Combinations of Cannabinoids and N-Acylethanolamines (the “Patent”). This Patent aligns with the Company’s objective to increase the safety of cannabinoids treatments while maintaining their therapeutic effects.With this grant, the Company has been granted this patent in the United States, Japan and Australia, supporting the innovation of SciSparc in its technologies.

The Patent relates to compositions and methods for potentiating therapeutic effects and/or reducing side-effects of selected cannabinoids of the cannabis plant. The Patent provides pharmaceutical compositions comprising cannabinoids and N-acylethanolamines and methods for their use in a variety of indications amenable to treatment with cannabinoids.

“SciSparc’s assets continue to expand, both intellectual property alongside revenue generating assets,” said SciSparc’s Chief Executive Officer, Oz Adler. “The Company continues to be a leader in this space with a robust IP portfolio worldwide. We continue to believe that cannabinoid-based medicines have enormous therapeutic potential and therefore we continue to strengthen the patent protection around the technologies we develop”.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses that the therapeutic potential of cannabinoid-based medicines. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055